Contact

www.linkedin.com/in/ayakohiwasa (LinkedIn)
docs.google.com/open (Portfolio)
whosevoicescount.wordpress.com/ (Blog)

Top Skills

Qualitative Research
Program Evaluation
Global Health

Languages

Japanese (Native or Bilingual)
English (Full Professional)
Khmer (Limited Working)
Chinese (Elementary)
French (Elementary)

Publications

Changing Gendered Boundaries in Rural Cambodia, IN Waibel et al (eds) "Southeast Asia and the Civil Society Gaze: Scoping a Contested Concept in Cambodia and Vietnam"

Ayako Hiwasa

Impact driven entrepreneur
San Francisco Bay Area

Summary

I am committed to making people's lives better while driving systemic change. Empathic listener who puts people first. Humble team player. Decisive builder who thrives in uncertain, resource constrained, fast paced environments. Perpetual process and service quality optimizer with a bias towards action.

Experience

Upshift
Operations Co-Founder
October 2013 - Present (9 years 3 months)
San Francisco Bay Area

Assist CEO with communication strategy, team building, customer engagement, marketing campaign, accounting, and launching and scaling the service in San Francisco.

Impact Hub Oakland
Host
October 2013 - February 2014 (5 months)
Oakland, CA

Ensure smooth operation of co-working space, and engage the members in collaborative processes.

Ministry of Women's Affairs, Cambodia
Monitoring and Evaluation Advisor for the Ministry of Women’s Affair
October 2012 - April 2013 (7 months)
Kampong Cham, Cambodia

Led 12-person team of ministry and provincial officials to develop impact evaluation framework, tools and processes for data collection, data analysis, and development of insights applying a human centered design approach.

Stanford University
Mentor
March 2012 - April 2012 (2 months)

Palo Alto, CA

Mentored a multi-disciplinary team of students at the Stanford d.School for ME380 "Collaborating with the Future: Launching Large Scale Sustainable Transformations" taught by Banny Bannerjee (head of d.School at the time). My teams developed concepts focused on household lighting and water solutions for rural poor in developing countries.

Open Institute
Consultant (Professional volunteer)
December 2011 - January 2012 (2 months)
Phnom Penh, Cambodia

Helped the director with concept generation, background research, expert interviews, and writing up the grant proposal for UN Trust Fund to End Violence Against Women. The proposal includes mobile tool solutions to increase access to emergency services and response coordination for the victims.

Reproductive Health Association of Cambodia
Human Factors Consultant
June 2010 - July 2010 (2 months)
Kampong Cham province, Cambodia

Designed and conducted ethnographic field research to unpack the challenges pregnant women face in utilizing maternity care. Helped Cambodian health administration, USAID and local NGO understand how village health volunteers and demand based financing models influenced the utilization of their services.

Worked closely with village volunteers, health care workers, field staff, and women in communities to gain deep insights, synthesize findings and provide actionable recommendations to relevant stakeholders.

The World Bank
Consultant, Energy Sector Program
December 2007 - February 2009 (1 year 3 months)
Takeo province and Phnom Penh, Cambodia

- Worked with interdisciplinary team to conduct user experience research of energy saving products in rural villages by selling the products, observing purchasing behavior and following up with buyers. Insights translated into action plans for improving the business model, product and service design.

- Worked with interdisciplinary team to examine distribution models of fuel-efficient cook stove and LED lantern by interviewing many kinds of vendors involved in the supply chain to improve go-to market strategy.

KAMONOHASHI Project
Country director
June 2004 - October 2005 (1 year 5 months)
Phnom Penh, Cambodia

Led establishment of a branch office and operational practices for a Japanese startup in Cambodia. Launched a pilot project on ICT training for vulnerable youth in partnership with international and local organizations. Developed strategic imperatives based on hands-on understanding of local situation.

Education

Royal Tropical Institute, University of Copenhagen, and Queen Margaret University
Master’s Degree, Health system strengthening and financing · (2009 - 2010)

Ritsumeikan Asia Pacific University
MS in International Cooperation Policy, International public administration · (2006 - 2008)

The National University of Samoa
Bachelor of Education, Education and Development · (2003 - 2003)

Ritsumeikan Asia Pacific University
BA, Social science · (2000 - 2004)